SECURITIES AND EXCHANGE COMMISSION
		   Washington, D.C. 20549


			Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


              For the month of May 12, 2003
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
-------------------------------------------------------------------
         (Translation of registrant's name into English)


Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                  Durango, Durango, Mexico
-------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


		CORPORACION DURANGO, S.A. DE C.V.
                       AND SUBSIDIARIES
		CONSOLIDATED FINANCIAL STATEMENTS
		   DECEMBER 31, 2002 AND 2001


	CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
	       CONSOLIDATED FINANCIAL STATEMENTS
                  DECEMBER 31, 2002 AND 2001


INDEX


Table of Contents				Page

Report of Independent Accountants		1 and 2

Financial Statements:

Balance Sheets					3

Statements of Income				4

Statements of Changes in Shareholders' Equity	5

Statements of Changes in Financial Position	6

Notes to the Financial Statements		7 to 39













REPORT OF INDEPENDENT ACCOUNTANTS


Mexico, D. F., April 25, 2003


To the Board of Directors and Shareholders of Corporacion Durango, S.A. de C.V.:


We have audited the accompanying consolidated balance sheets of Corporacion Durango, S.A. de C.V. and subsidiaries (the "Company"), as of December 31,2002 and 2001 and the related consolidated statements of income, of changes in shareholders' equity and of changes in financial position for the years then ended, which, as described in Note 2, have been prepared on the basis of accounting principles generally accepted in Mexico. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

1. The accompanying financial statements have been prepared considering the Company as a going concern, which assumes that assets will be realized and liabilities will be complied with in the normal course of business operations. As mentioned in Note 10, the Company has significant bank loans and bonds outstanding, which require, aside from compliance with a number of financial ratios, payment when due, of principal and interest. As a result of both internal and external market and economic factors, in the last quarter of the period, the Company experienced a significant reduction in cash flow, which resulted in the inability to pay principal and interest under certain obligations that matured in November and December 2002.
As a result of such payments defaults, the Company reclassified certain bank loans and bonds as short-term debt.

As a consequence the Company shows negative working capital amounting to $5,932,855 thousand, and a net loss of $3,545,923 thousand in the period. Due to the above-mentioned financial and operating deterioration, the Company's ability to continue operating as a going concern will depend on management's ability to generate profits, obtain waivers from its creditors and/or renegotiate the bank and bond debt or obtain new financing. The accompanying financial statements include no adjustment pertaining to the recoverability and classification of the amounts recorded as assets and the amounts and classification of the liabilities that may become necessary in the event that the Company is unable to continue in operation as a going concern.

2. As mentioned in Note 4.b, the Company's Management sold the shares of Durango Paper Co. to Operadora Omega, S.A de C.V. (a related party) in October, 2002, with the effects mentioned in that Note.

3. As mentioned in Note 1 to the financial statements, at the General Extraordinary Shareholders' Meeting held on October 8, 2001, the shareholders approved the merger of Corporacion Durango, S.A. de C.V. ("CODUSA") into its subsidiary Grupo Industrial Durango, S.A. de C.V. ("GIDUSA"). The merger was effective for financial purposes on October 8, 2001. In connection with the merger, the Company changed its name to Corporacion Durango, S.A de C.V. on February 7, 2002, when its bylaws were amended. The merger was effected through the exchange of all of the outstanding shares in CODUSA for shares in GIDUSA, which name was changed on the same date to Corporacion Durango, S.A. de C.V.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corporacion Durango, S.A. de C.V. and subsidiaries, as of December 31, 2002 and 2001 and the consolidated results of their operations, the changes in their shareholders' equity and the changes in their financial position for the years then ended, in conformity with accounting principles generally accepted in Mexico.


PricewaterhouseCoopers




Rafael Maya Urosa
Public Accountant




			CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES

				   CONSOLIDATED BALANCE SHEETS
				AS OF DECEMBER 31, 2002 AND 2001
				     (Notes 1, 2, 3 and 4)
		(Thousands of constant Mexican Pesos restated as of December 31, 2002)



								December 31,

ASSETS								2002		2001
CURRENT ASSETS:
Cash and temporary investments					$255,711	$508,894
Accounts receivable, net (Note 6)				1,937,042	2,230,610
Taxes recoverable 						38,797		29,688
Inventories, net (Note 7)					1,277,453	1,459,597
Prepaids							28,551		26,850

Total current assets						3,537,534	4,255,639








PROPERTY, PLANT AND EQUIPMENT, net (Note 8)			13,063,711	16,488,984






OTHER ASSETS (Note 9)						711,429		532,908


Total assets							$17,312,674	$21,277,531



LIABILITIES

CURRENT LIABILITIES:
Bank loans (Note 10) 						$7,292,875	$317,775
Interest payable						453,057		302,083
Current portion of long-term debt (Note 10)			283,471		299,621
Trade accounts payable						899,471		1,218,333
Notes payable							49,624		36,739
Accrued liabilities and other payables				489,551		468,876
Employee profit sharing						2,340		9,020

Total current liabilities					9,470,389	2,652,447

LONG TERM LIABILITIES:
Long-term debt (Note 10)					1,083,372	7,243,673
Notes payable							136,932		86,363
Derivative instruments (Note 11b)				-         	72,157
Deferred tax  (Note 15)						2,009,274	3,090,368
Other liabilities						-         	16,199
Pension plans and seniority premiums (Note 12)			182,409		239,654
Contingencies and commitments (Note 13)				-        	-

Total long-term liabilities					3,411,987	10,748,414

Total liabilities						12,882,376	13,400,861




SHAREHOLDERS' EQUITY

CONTRIBUTED CAPITAL
Capital stock (Note 14)
Nominal								1,412,214	1,412,214
Restatement							3,260,252	3,260,252

								4,672,466	4,672,466

Additional paid-in capital					1,222,835	1,271,766

Retained earnings (Note 14)					5,948,848	9,494,771

Deficit from restatement					(4,384,180)	(4,485,883)

Adjustment for additional pension liability related
to seniority premiums						(140,858)	(140,858)

Deferred income tax (Note 3n)					(2,963,255)	(2,963,255)

Cumulative translation adjustment of foreign subsidiaries	6,024		(14,191)

Total majority interest						4,361,880	7,834,816
Minority interest						68,418		41,854

Total shareholders' equity					4,430,298	7,876,670

Total liabilities and shareholders' equity			$17,312,674	$21,277,531


The accompanying notes are an integral part of these financial statements.



				CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES

					CONSOLIDATED STATEMENTS OF INCOME
				FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
						(Notes 1, 2, 3 and 4)

(Thousands of constant Mexican Pesos restated as of December 31, 2002)


						2002		2001
NET SALES				 	$8,498,205	$10,532,395
COSTS OF SALES	 				7,242,966	8,770,658

Gross profit					1,255,239	1,761,737


Selling, general and administrative expenses	611,262		728,132

OPERATING INCOME	 			643,977		1,033,605

Other expense, net	 			(46,506)	(40,309)

FINANCING COST (INCOME):
Interest expense				(1,088,703)	(1,077,654)
Interest income					39,165		66,897
Foreign exchange (gain) loss, net		(1,049,835)	313,372
Gain from monetary position	 		415,172		310,005

	 					(1,684,201)	(387,380)

Amortization of negative goodwill		 -		495,297

Special items (Note 17)				(1,451,431)

(Loss) income before provisions for taxes,
employee profit sharing, extraordinary items,
impairment reserve and minority interests	 (2,538,161)	1,101,213

Current income and asset taxes (Note 15)	(114,382)	(235,819)
Employee profit sharing				(1,041)		(4,720)
Deferred income tax (Note 15)	 		667,294		267,291

						551,871		26,752

(Loss) income before extraordinary items,
impairment reserve and minority interest	(1,986,290)	1,127,965

Impairment reserve (Note 8)	 		(1,556,511)	-
Extraordinary items (Note 18)					(298,638)

Net (loss) income before minority interest	(3,542,801)	829,327

Minority interest	 			3,122		4,029

NET (LOSS) INCOME				($3,545,923)	$825,298

The accompanying notes are an integral part of these financial statements.


				CORPORACION DURANGO, S.A. DE C.V.  AND SUBSIDIARIES

				CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

					FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
						(Notes 1, 2, 3 and 4)

			(Thousands of constant Mexican Pesos restated as of December 31, 2002)




	 					Capital stock 		Additional
									Paid in
					Nominal	   	Restatement	capital
Balances as of January 1, 2001		$1,901,816	$419,888	($49,086)
Appropriation of 2000 net income
Effects of merger			(489,602)	2,840,364	1,320,852
Comprehensive income
Balances as of January 1, 2002		1,412,214	3,260,252	1,271,766
Appropriation of 2001 net income
Swaps cancellation							(48,931)
Comprehensive loss
Balances as of December 31, 2002	$1,412,214	$3,260,252	 $1,222,835


												Adjustment
												for additional
		   		    Retained earnings (Note 15):				pension liability
				Legal		Prior 		Current		Deficit from	related to senio-
				reserve		year		year		restatement	irity premiums
Balances as of January 1, 2001	 $10,076	$3,172,960	$1,634,573	($23,207)	($12,658)
Appropriation of 2000 net income		420,791		(420,791)
Effects of merger		 179,249	4,886,397	(1,213,782)	(3,491,986)
Comprehensive income					 	825,298	 	(970,690)	(128,200)
Balances as of January 1, 2002	 189,325	8,480,148	825,298		(4,485,883)	(140,858)
Appropriation of 2001 net income 40,424		784,874		(825,298)
Swaps cancellation
Comprehensive loss					 	(3,545,923)	101,703
Balances as of December 31, 2002 $229,749	$9,265,022	($3,545,923)	($4,384,180)	($140,858)






				 		Cumulative
		   	 			translation
	 		 			adjustment	Total				Total
				 Deferred	of foreign	Majority	Minority	shareholders'
		 		 income tax	subsidiaries	interest	interest	equity
Balances as of January 1, 2001	 ($492,463)	$16,788		$6,578,687	$1,504,475	$8,083,162
Appropriation of 2000 net income
Effects of merger		 (2,470,792)	(11,118)	1,549,582	(1,466,649)	82,933
Comprehensive income				(19,861)	(293,453)	4,028		(289,425)
Balances as of January 1, 2002	 (2,963,255)	(14,191)	7,834,816	41,854		7,876,670
Appropriation of 2001 net income
Swaps cancellation								(48,931)	(48,931)
Comprehensive loss				20,215		(3,424,005)	26,564		(3,397,441)
Balances as of December 31, 2002 ($2,963,255)	$6,024		$4,361,880	$68,418	$	4,430,298

The accompanying notes are an integral part of these financial statements.


				   CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES

				CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
					FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
							(Notes 1, 2, 3 and 4)

                        (Thousands of constant Mexican Pesos restated as of December 31, 2002)

OPERATING ACTIVITIES:				2002			2001
Net (loss) income before minority interest	($3,542,801)		$829,327
Items recognized in net income not (generating)
requiring the use of resources:
Depreciation and amortization			475,429			492,288
Amortization of negative goodwill		-        		(495,297)
Deferred income tax				(667,294)		(267,291)
Special items					1,451,431		-
Impairment reserve				1,556,511		-
Other	 					137,869			78,376

						(588,855)		637,403


Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable, net	(40,220)		62,253
(Increase) decrease in inventories		(372,889)		965,540
Increase in other assets			(5,890)			(62,858)
Increase (decrease) in other accounts payable
and accrued expenses				870,233			(696,186)

Resources (used) generated by operating
activities					(137,621)		906,152

FINANCING ACTIVITIES:

Bank loans					3,157,591		2,571,709
Payment of bank loans				(2,358,942)		(3,107,122)
Long-term debt, net				(62,912)		(115,067)

Resources (used in) generated by financing
activities					735,737			(650,480)

INVESTING ACTIVITIES:

Additions to plant and equipment, net		(305,255)		(345,591)
Increase in minority interest			23,430			(6,656)
Investment in subsidiaries			(204,770)		-
Other assets					(364,704)		(205,717)

Resources used in investing activities		(851,299)		(557,964)

Decrease in cash and temporary investments	(253,183)		(302,292)

CASH AND TEMPORARY INVESTMENTS AT THE
BEGINNING OF THE YEAR 				508,894			811,186

CASH AND TEMPORARY INVESTMENTS AT THE
END OF THE YEAR					$255,711		$508,894


The accompanying notes are an integral part of these financial statements.


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001


(Thousands of constant Mexican Pesos restated as of December 31, 2002)


NOTE 1 - ENTITY AND NATURE OF BUSINESS:

The consolidated financial statements as of December 31, 2002 referred to herein reflect the accounts of Corporacion Durango, S.A. de C.V. ("CODUSA") and its subsidiaries, which arose from the merger of Grupo Industrial Durango, S.A. de C.V. ("GIDUSA") and its subsidiaries and Corporacion Durango, S.A. de C.V. and its subsidiaries (collectively, the "Company"). The Company is primarily engaged in the manufacturing and selling of packaging (corrugated container, molded pulp, and multi-wall sacks and bags), paper (kraft and semikraft paper and paper to be used in the manufacturing of newspaper, books and magazines) and other business products (plywood, particleboard and lumber) in Mexico and in the United States of America ("U.S.").

The following transactions have occurred over the last two years:

a.	In March 2000, CODUSA acquired 46,892,700 Series "A" shares of
GIDUSA in different transactions over the Bolsa Mexicana de Valores (Mexican Stock Exchange), at prices ranging between $63.83 and $66.21 Mexican Pesos per share.

b.	As a result of the acquisition of Series "A" shares mentioned above, CODUSA and its affiliated companies held approximately 87% of Series "A" shares of GIDUSA, with the remaining shares available in the public market. As of December 31, 2000, the Rincon family held 59% and 100% of the outstanding shares of GIDUSA and CODUSA, respectively.

c. At the General Extraordinary Shareholders Meeting held on October 8, 2001, the shareholders of CODUSA approved the merger of CODUSA into its subsidiary, GIDUSA. The merger was effective for financial purposes on October 8, 2001. In connection with the merger, the Company changed its name to Corporacion Durango, S.A. de C.V. on February 7, 2002, when its bylaws were amended. The merger was effected through the exchange of shares in CODUSA for shares in GIDUSA. As a result of the merger, the Company recorded a net decrease in shareholders' equity of $49,089 and issued 72,257,378 common nominative shares without par value. As of December 31, 2002 and 2001, the total number of shares outstanding was 94,072,122.

d. As a result of this merger, the financial statements for the years ended December 31, 2001 and 2002 are presented on a consolidated basis.

The minority interest in CODUSA's consolidated financial statements prior to the merger reflected the shareholding in GIDUSA not owned by CODUSA. This minority interest was eliminated upon the merger.

ii. Current status of the Company

In order to expand its production plant and continue to consolidate as a leader in the paper industry throughout Mexico and Latin America, the Company contracted significant financing from banks in Mexico and abroad, mainly in the U.S. Additionally, at different times it placed certain debt bonds on the U.S. capital markets.

In 2002, the Company was severely affected by a combination of economic factors, including a slowdown of the US and international economy, a significant drop in the world price of paper, a drastic reduction in the demand for manufactured products requiring the goods supplied by the companies of the group, an increase in the cost of raw materials, electric power, gas and labor, and the entry of imported products into the Mexican market.

The above-mentioned negative economic events lead to a significant reduction in the generation of cash flow by the Company during the second half of 2002, and the Company defaulted in the payments of interest and principal on certain debt maturing in November and December 2002. These loans and bonds have been classified as short term debt (see Note 10.c), as a result of which, there is negative working capital and uncertainty as to the ability of the Company to continue in operation as a going concern (see Note 13.IV).

As a result of the foregoing, the company began a financial restructuring process in November 2002, by holding discussions with the banks and bondholders in an effort to agree on a debt refinancing plan as well as the sale of nonstrategic assets.

In April 2003, the Company entered into a "Forbearance Agreement", with a substantial portion of the bondholders under the terms of which such bondholders have agreed to continue discussions regarding the terms of the recapitalization of the Company's financial structure.

The Company's expectation is that its financial structure will be strengthened by any such recapitalization.




NOTE 2 - BASIS OF PRESENTATION:

a. Monetary unit

Amounts in the consolidated financial statements and footnotes thereto are stated in thousands of Mexican Pesos (except for shares and per share amounts) as are the records of the Company, in conformity with Mexican laws. In these financial statements, references to "$" are to Mexican Pesos and references to "US$" are to U.S. Dollars.

b. Basis of presentation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP")
 as promulgated by the Mexican Institute of Public Accountants ("MIPA"). Additionally, Bulletin A-8, "Supplementary Application of International Accounting Standards" states that where Mexican GAAP does not provide guidance, International Accounting Standards must be applied.

c. Basis of consolidation

All significant inter-company accounts and transactions have been eliminated in the consolidation.

The consolidation was based on the audited individual financial statements of the individual subsidiaries. The consolidated financial statements include the assets, liabilities and results of the subsidiaries in which the Company holds over 50% of the common stock and exercises control over operating and financial activities.

The reportable segments and principal subsidiaries within those segments, along with their main activities are the following:


Packaging

Manufacturing and selling of corrugated containers and multi-wall sacks and bags.

Empaques de Carton Titan, S.A. de C.V. and subsidiaries (see Note 20 subsequent events).
Durango McKinley Paper Company.


Paper

Manufacturing and selling of kraft and semikraft paper made with virgin pulp and/or recycled paper.

Compania Papelera de Atenquique, S.A. de C.V. and subsidiaries (formerly Compania Industrial de Atenquique, S.A. de C.V. and subsidiaries). Industrias Centauro, S.A. de C.V.
Grupo Pipsamex, S.A. de C.V. and subsidiaries
Durango McKinley Paper Company


Other businesses

Manufacturing and selling of plywood and particleboard.

Ponderosa Industrial de Mexico, S.A. de C.V.

NOTE 3 - ACCOUNTING POLICIES:

A summary of the Company's significant accounting polices is as follows:

a.	Use of estimates

The preparation of the financial statements in conformity with Mexican GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results may differ from these estimates.

b.	Recognition of the effects of inflation

The Company's consolidated financial statements have been prepared in accordance with Bulletin B-10, "Effects of Inflation on Financial
Information" and its amendments. Bulletin B-10 requires the restatement of all financial statement items to constant Mexican Pesos of the most current period.

	For comparative purposes, the consolidated financial statements presented herein have been restated to Mexican Pesos as of December 31, 2002, as follows:

1.	The financial statements as of  December 31, 2001 have been restated
to Mexican Pesos as of December 31, 2002 by applying an inflation factor of 1.057% derived from the National Consumer Price Index ("NCPI"), published by Banco de Mexico (the Central Bank of Mexico).

	i.	Statement of changes in financial position:

	Bulletin B-12, "Statement of Changes in Financial Position"
("Bulletin B-12), addresses the appropriate presentation of the statement of changes in financial position where financial statements have been restated to constant Mexican Pesos as of the latest balance sheet date. Bulletin B-12 identifies the source and application of resources representing differences between beginning and ending balances of the balance sheets in constant Mexican Pesos, excluding the effects of holding non-monetary assets. Bulletin B-12 also requires that monetary position and foreign exchange gains (losses) be excluded from non-cash items in the determination of resources provided by (used in) operating activities.

c.	Translation of foreign subsidiaries

The translation of foreign subsidiaries is conducted accordance with Bulletin B-15, "Foreign Currency Transactions and Translation of Financial Statements of Foreign Operations" ("Bulletin B-15"). In accordance with Bulletin B-15, the Company translates the financial statements of subsidiaries under the "foreign entity method" applying the following procedures:

*	Foreign subsidiaries apply the restatement provisions of Bulletin
B-10 and its amendments using the General Consumer Price Index (GCPI), which reflects the changes in the purchasing power of the monetary unit of the country in which the subsidiary operates.

*	After the financial statements of the foreign subsidiary are restated
to constant purchasing power, all assets and liabilities are translated to Mexican Pesos by applying the exchange rate in effect as of the balance sheet date. Income and expenses are translated using the exchange rate as of the date of the balance sheet for the reporting period.

*	The translation effects are recorded as part of shareholders' equity in the cumulative translation adjustment of foreign subsidiaries.

d.	Temporary investments

Short-term investments consist of marketable securities with maturities of less than 3 months and are carried at market value. Gains (losses) from this transactions are included in the income statement

e.	Inventories

Inventories are valued at average cost, which does not exceed market value. The average cost approximates the last purchase price or production cost.


f.	Cost of sales

Cost of sales is determined on the estimated replacement value of the inventory as of the date on which sales were made.

g.	Investment in affiliated companies

Investments in shares of affiliated companies are recorded at cost and restated applying factors derived from the NCPI.

h.	Property, plant and equipment

Property, plant and equipment are recorded at their acquisition cost, and are restated by applying factors derived from the NCPI at the historical cost, except for machinery and equipment of foreign origin which are restated by applying factors derived from the GCPI of the country of origin to the corresponding foreign currency amounts and translating those amounts to Mexican Pesos at the prevailing exchange rate at the balance sheet date.

	The Company capitalizes the financing cost of outstanding borrowings directly attributable to the related projects. During 2002 the Company did not record any amount for this concept.

i.	Depreciation

Depreciation of property, plant and equipment is based upon the restated carrying value of the assets and calculated by the method of units produced, based on their useful lives and the estimated production capacity as shown below:

				Years
Buildings			25-50
Machinery and equipment		23-40
Office equipment		5-10
Transportation equipment	1-5
Computer equipment		1-3


j.	Debt issuance cost

During 2002, the Company capitalized debt issuance cost amounting to $215,888 ($251,503 during 2001). Debt issuance cost is amortized over the outstanding term of the debt. In 2002 the charge for this concept was $118,912 ($58,110 in 2001).

	For the year ended December 31, 2001, the Company wrote off expenses related to the Yankee Bond issuance with maturities in 2001 and 2003 of $13,861 and $20,830, respectively, which are included in the financing cost.

k.	Goodwill and negative goodwill

Acquired companies are recorded at their restated value; goodwill is the difference between the fair value of the net assets of the acquired company and the purchase price paid. If the purchase price paid exceeds the fair value of the net assets acquired, the excess is recorded as goodwill. If the fair value of the net assets acquired exceeds the purchase price paid, the excess is recorded as negative goodwill. Both goodwill and negative goodwill are restated by applying factors derived from the NCPI and amortized under the straight-line method over a period not to exceed two years.

l.	Pension plans, seniority premiums and indemnities

In accordance with Mexican Federal Labor Law, the Company's Mexican employees are entitled to seniority premiums after 15 years of service or upon dismissal, disability or death. Under Bulletin D-3, "Labor Obligations", the actuarially determined projected benefit obligation is computed using estimates of salaries that would be in effect at the time of payment. Employees not yet eligible for seniority premiums are also included in the determination of the obligation with necessary adjustments made in accordance with the probability that these employees will reach the required seniority. The cost of past service is amortized over the average period required for workers to reach their retirement age. The cost of the employee retirement plans (pensions and seniority premiums), both formal and informal, is recognized as an expense in the years in which the services are rendered, in accordance with studies performed by independent actuaries using the projected unit credit method.

	In accordance with Mexican Federal Labor Law, other compensation, based on length of service, to which employees may be entitled in the event of dismissal or death, are charged to income in the year in which they become payable.

	A defined contribution pension plan has been established for the U.S. subsidiaries covering all employees who meet certain eligibility requirements. The benefits of such plan are based mainly on the employee's years of service and compensation.

m.	Payments for retirements and terminations

Payments for retirement and termination are charged to income in the period in which they occur.


n.	Derivative financial instruments

	Effective on January 1, 2001, the Company adopted the guidelines of amended Bulletin C-2, "Financial Instruments" ("Bulletin C-2"), which provides new guidelines for the recognition and disclosure of derivative financial instruments. Bulletin C-2 requires, for instruments not designated as a hedge, the recognition of asset or liability derived from the difference between acquisition cost and fair value of these instruments. Subsequent fair value adjustments are reflected in the statement of income. Upon adoption, the most significant effect of this new accounting bulletin was for the accounting of equity swap share ("Equity Swap") transactions.

Derivative financial instruments are used by the Company primarily to manage its (i) interest rate risk and (ii) foreign exchange rate risk. Interest rate swaps are employed to achieve the Company's interest rate objectives.

The Company entered into several Equity Swap transactions with respect to its own American Depositary Receipts. The difference between the fair value and the acquisition cost of those shares (including purchase expenses and premiums or discounts) as well as financing cost was recorded directly in shareholders' equity through December 31, 2000. As a result of the adoption of Bulletin C-2, during 2001, the Company recorded $ 21,305 in the statement of income.

The contract of these financial instruments matured in May, 2002. The effects thereof were recordedas charges to income and equity of $8,204 and $78,758, respectively, and as credit to the liabilities for $70,554.

o.	Revenue recognition

Sales are recognized upon delivery of products and customer acceptance. Revenues are recognized only when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, and when the amount of revenue and the cost incurred or to be incurred in the transaction can be measured reliably.

p.	Income tax and employee statutory profit sharing

The Company recognize deferred income tax through the comprehensive asset and liability method, which consists of determining said tax by applying the corresponding income tax rate to the temporary differences between the book and tax values of assets and liabilities as of the date of the financial statements.

q.	Foreign currency transactions

Transactions denominated in foreign currency are recorded in Mexican Pesos at the exchange rate in effect on the date they are consummated. Assets and liabilities in foreign currency are translated into Mexican Pesos at the exchange rate in effect as of the balance sheet date. Exchange differences resulting from such translations are recognized as income for the year in question.

r.	Long-lived assets

The Company evaluates potential impairment losses to long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets and without interest charges. If the sum of the expected future undiscounted cash flow is less than the carrying amount of the assets, a loss is recognized for the difference between the fair value and carrying value of the assets. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Long-lived assets for which management has committed to a plan of disposal are recorded at the lower of the unamortized carrying amount or fair value less disposal cost.

During 2002, the Company revised the value of its long lived assets, which was determined with cash flow generated during the useful lives of the assets evaluated, which ranges from 10 to 15 years after 2003. The Company recorded $1,556,511 as an impairment reserve for fixed assets, according to the Company's calculations (See Note 8).

s.	Shareholders' equity:

	The capital stock, retained earnings, additional paid-in-capital and comprehensive income accounts include the effects of restatement, determined by applying the NCPI factor from the date when capital was contributed and from the year in which the results were determined, respectively. The restatements represent the amounts required to maintain the contributions and accumulated results in constant Mexican Pesos as of December 31, 2001.


t.	Segment reporting

In August 1997, the International Accounting Standards Committee issued revised IAS No. 14, "Segment Reporting" ("IAS 14"), which is applicable to Mexican companies under Bulletin A-8. IAS 14, which is effective for years beginning after June 30, 1998, requires companies to look at their internal organizational structure and internal reporting system for the purpose of identifying segments. (See Note 16).


u.	Comprehensive income

As of January 1, 2001, Bulletin B-4, "Comprehensive Income", became effective. This bulletin requires that the various components of shareholders' equity resulting from non-owner transactions be shown in the statement of changes in shareholders' equity under the item of comprehensive income. Therefore, in order for the various items within the statement of changes in shareholders' equity to be comparable, said statement was restructured for prior years.

NOTE 4 - ACQUISITIONS:

a.	In March 2000, the Company acquired from the Rincon family it's 59%
ownership interest in GIDUSA, resulting in negative goodwill in the amount of $325,189. This amount was amortized fully in 2000.

b.	Durango Paper Company

In August 2002, Durango Georgia Paper Company had a boiler explosion at one of its plants located in Georgia, which made it necessary to cease operations and gave rise to significant losses. The Company's insurance policy did not cover these losses.

In October 2002, the Company sold the shares of Durango Paper Company (DPC), the parent of Durango Georgia Paper Company, to Operadora Omega, S.A. de C.V. an affiliate of the Company.

The sale was made for the amount of $508 (US$50), and gave rise to a loss of $116,414 (US$11,202), which was considered as a special item in the statement of income.

As a result of the sale of DPC, the Company recorded a reserve for doubtful accounts in the amount of the account receivable from DPC as of the sale date. This account receivable recorded amounts lent by the Company to DPC to finance the acquisition of Gilman Paper Company. The reserved account receivable is for $1,335,017 (US$128,834) and was recorded as a special item in income for the period.


NOTE 5 - FOREIGN CURRENCY POSITION:

As of December 31, the Mexican Peso/U.S. Dollar exchange rate was as follows:

	U.S.
	Dollars

2002	10.4393
2001	9.1695

As of December 31, 2002 and 2001, the Company had the following foreign currency monetary assets and liabilities:


				Thousands U.S. Dollars
				2002			2001
Assets	 		US$	52,851		US$	90,007

Current liabilities		796,841			168,683
Long-term liabilities	 	128,908	 		737,960

	 			925,749	 		906,643

Net monetary position	US$	872,898	 	US$	816,636

The Company's foreign currency transactions were as follows:


				            Year ended December 31

					  2002			2001
					    Thousands U.S. Dollars
Sales			 		  US$302,174	   	US$433,802
Interest income				  613			2,558
Purchase of fixed assets and inventories  (337,821)		(456,771)
Interest expense			  (81,441)		(111,876)
Other			 		  (20,978)	 	(17,831)

					  (US$137,453)		(US$150,118)

Additionally, as of December 31, 2002 and 2001, the Company had non-monetary assets of foreign origin, in the amoun of US$800 million and US$1,072 million, respectively.


NOTE 6 - ACCOUNTS RECEIVABLE:


Accounts receivable consist of the following:

				      December 31,
				2002		2001
Trade				$1,831,084	$2,207,881
Other				238,016		166,445

				2,069,100	2,374,326
Less - Allowance for doubtful
accounts			132,058		143,716

				$1,937,042	$2,230,610

NOTE 7 - INVENTORIES:

Inventories consist of the following:



                                    December 31,
				2002		2001
Finished products		$320,574	$249,370
Work in process			29,487		34,881
Raw materials			327,809		448,891
Direct material and spare parts	348,976		438,178
Molds and dies, net		70,866		69,135
Merchandise in transit		147,652		183,456
Advanced payment to suppliers	56,314		75,287
Other				16,648		7,576

				1,318,326	1,506,774

Less - Allowance for
obsolescence			40,893		47,177

				$1,277,433	$1,459,597



NOTE 8 - PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consist of the following:
	December 31,

				2002		2001
Land				$1,095,484	$1,134,604
Buildings			3,828,640	4,264,728
Machinery and equipment		19,588,078	24,102,080
Transportation equipment,
data-processing equipment,
Furniture and other		1,790,855	1,906,989
Construction in progress	227,175		369,375

				26,530,232	31,777,776
Less - Accumulated depreciation	11,910,010	15,288,792

				14,620,222	16,488,984
Less - Impairment reserve	1,556,511	-

				$13,063,711	$16,488,984

(1)	As of December 31, 2002, the Company recorded a $1,556,511 impairment reserve for the fixed assets of a number of subsidiaries which, according to Company calculations, are not recoverable with the cash generated during the useful lives of the assets evaluated, which extends from 10 to 15 years after 2003.

The procedure for determining the effect of impairment of a fixed asset was as follows:

The projected cash flow was determined for the remaining useful life of each fixed asset, which was compared to the value of the assets as of December 31, 2002. A discount rate was applied to the projected cash flow, determined by considering Company risk factors and debt level, among other items (10.4%) and was compared to the book value at thedate of the balance sheet.

If the value of the cash flow exceeded the value of the assets, no additional calculations were made. Otherwise, in the case of the companies at which the cash flow was less than the value of the fixed assets, an impairment effect was determined.

Depreciation expense for the years ended December 31, 2002 and 2001 was $460,862 and $459,374, respectively.


NOTE 9 - OTHER ASSETS:

Other assets consist of the following:

                                                             December 31,
	                                                2002		2001
Investment in shares of affiliated companies		$43,235		$40,672
Intangible pension assets - labor obligations of
the Mexican subsidiaries				74,286		83,467
Debt issuance costs					383,445		286,136
Prepaid pension cost - foreign subsidiaries		-       	34,005
Other							210,463		88,628

							$711,429	$532,908

Total amortization expense was $135,860 and $91,025 for 2002 and 2001, respectively. Total amortization expense includes amortization of debt issuance cost totaling $121,293 and $58,111 for 2002 and 2001, respectively.


NOTE 10 - DEBT:

a. Short-term bank loans as of December 31, were comprised of:

                                                            December 31,

<caption>						2002		2001
Euro Commercial Paper for US$5 million maturing
on February 12, 2003, bearing interest at 9.75%
per annum.						$52,197

Yankee Bonds for US$250 million, with The Wells
Fargo Bank Minnesota acting as trustee maturing on
August 1, 2003, bearing interest at a fixed rate
12.625% per annum, payable semiannually.  As of
December 31, 2002 the outstanding amount was
US$18.2 million.(2)					190,308		-

Senior Notes for US$301.7 million, with Wells
Fargo Bank Minnesota acting as trustee, payable
in a lump sum and maturing on August 1, 2006,
bearing interest at a fixed rate of 13.125% per
annum, payable semiannually.(2)				3,149,986	-

Euro Commercial Paper for US$5 million, maturing
in May 2002, bearing interest at 8.9% per annum.	-       	 $48,461

Senior Notes for US$10.4 million, with Wells Fargo
Bank Minnesota acting as trustee, payable in a
lump sum and maturing on August 1, 2008, bearing
interest at fixed rate of 13.5% per annum, payable
semiannually (2).					108,182		-

Senior Notes for US$175 million with Wells Fargo
Bank Minnesota acting as trustee, payable in a lump
sum and maturing on July 15, 2009 bearing interest
at a fixed rate of 13.75% per annum, payable
semiannually. (2)					1,826,878	-

Bank loan for US$50 million with JPMorgan Chase
Bank, formerly The Chase Manhattan Bank, payable
in five semiannual installments beginning on
December 5, 2000, bearing interest at LIBOR plus
1.50% per annum, payable semiannually.
Outstanding amount as of December 31, 2002 was
US$10 million. (2)					104,393		-

Bank loan for US$3.1 million with Mifel bearing
interest at LIBOR plus 4.8926% per annum. Outstanding
amount as of December 31, 2001 was US$0.8 million.	-      		7,707

Bank loan for US$94 million with Banamex payable in
quarterly installments from March 2003 through June
2005, bearing interest at LIBOR plus 2.80% per annum.
Outstanding amount as of December 31, 2002 was
US$75.3 million. (2)					786,451		-

Bank loan for US$35 million with Bank of America, N.A.
payable in a lump sum and maturing on January 2004,
bearing interest at LIBOR plus 3.0% per annum.
Outstanding amount as of December 31, 2001 was
US$17.4 million.					-      		186,223

Bank loan for US$15 million with Bank of America, N.A.
payable in a lump sum and maturing on January 2004,
bearing interest at LIBOR plus 3.5% per annum.
Outstanding amount as of December 31, 2001 was
US$6.2 million.						-      		66,788

Subordinated promissory note for US$24.5 million to
HG Estate maturing on December 17, 2004, bearing
interest at 10% per annum, payable semiannually.
Outstanding amount as of December 31, 2002 was
US$30.0 million, the balance includes capitalized
interest. (2) (See Note 13.I.e). 			313,159		-

Notes payable for US$18.1 million to HG Estate
maturing in April, 2003 and December 2002, US$12.1
million bearing interest at 10.0% per annum and
US$6.0 million bearing interest at 13% per annum.	188,952		-

Bank loan for US$11.68 million with California
Commerce Bank payable in a lump sum and maturing in
January 2003 bearing interest al LIBOR plus 2.75%
per annum. (2)						121,931		-

Bank loan for US$7.3 million with Banamex payable in
a lump sum and maturing in June 2005 bearing interest
at a fixed rate of 4.86% per annum. Outstanding amount
as of December 31, 2002 was US$5.1 million. (2)		53,240		-

Bank loan for US$15 million with California Commerce
Bank payable in a lump sum and maturing in May 2004
bearing interest at LIBOR plus 3.25% per annum.
Outstanding amount as of December 31, 2002 was US$12.5
million. (2)						130,492		-

Direct loan for US$24 million with Bank of Albuquerque
payable quarterly maturing on May 15, 2008, bearing
interest at LIBOR plus 2.75%.  Outstanding amount as
of December 31, 2002 was US$22 million. (2)		229,664		-

Bank loan for US$3 million with Bancomext S.N.C.
payable in a lump sum and maturing in 2003, bearing
interest at LIBOR plus 3.53%.				31,318		-

Other short-term debt	 				5,724	 	8,596

Total short-term debt, including debt with long-term
maturities which have been reclassified as short-term
due to defaults under the debt documentation. (2) See
subpart (d).						$7,292,875	 $317,775


b. Long-term debt as of December 31, was comprised of:

	                                                     December 31,

							2002		2001
Yankee Bonds for US$250 million with JP Morgan Chase
Bank acting as trustee, payable in a lump sum and
maturing on August 1, 2003, bearing interest at a
fixed rate of 12.625% per annum, payable semiannually.
As of December 31, 2001 the outstanding amount was
US$121.7 million.					$-        	$1,179,633

Senior Notes for US$301.7 million with JP Morgan Chase
Bank acting as trustee, payable in a lump sum and
maturing on August 1, 2006, bearing interest at a
fixed rate of 13.125% per annum, payable semiannually.	-        	2,924,541

Senior Notes for US$10.4 million, and JP Morgan Chase
Bank acting as trustee, payable in a lump sum and
maturing on August 1, 2008, bearing interest at fixed
rate of 13.5% per annum, payable semiannually.		-        	100,441

Bank loan for US$50 million with the JPMorgan Chase
Bank, formerly the Chase Manhattan Bank,payable in
five semiannual installments beginning on December 5,
2000, bearing interest at LIBOR plus 1.50% per annum
payable semiannually.  Outstanding amount as of
December 31, 2001 was US$20 million.			-      		193,843

Bank loan for US$11.7 million with California Commerce
Bank payable in a lump sum and maturing in January
2003, bearing interest at LIBOR plus 2.75% per annum.	-      		113,205

Financial lease agreement for the acquisition of
machinery for US$3.1 million with Bank of America,N.A.
maturing on February 2005, bearing interest at LIBOR
plus 3.5% per annum.  Outstanding amount as of December
31, 2002 was US$0.9 million. (1)			9,583		11,937

Financial lease agreement for the acquisition of
machinery for US$29.3 million with Arrendadora Bank
of America maturing in February 2005 and August 2005,
bearing interest at LIBOR plus 3.5% per annum.
Outstanding amount as of December 31, 2002 was US$19.5
million. (1) 						203,856		222,189


Financial lease agreement for the acquisition of
machinery for US$10.0 million with GE Capital Leasing
maturing in October 2008 and April 2009, bearing
interest at LIBOR plus 3.25% per annual (1).
Outstanding amount as of December 31, 2002 was
US$9.3 million.						97,184		67,048

Bank loan for $9.5 million Euros with Commerze Bank,
payable in a lump sum and maturing from January 2003
to January 2010, bearing interest at Eurolibor plus
1.15% per annum.(1)					116,479		87,649

Bank loan for US$94 million with Banamex payable in
quarterly installments maturing in June 2005, bearing
interest at LIBOR plus 2.80% per annum.  Outstanding
amount as of December 31, 2002 was US$75.3 million.	-      		911,064

Bank loan for US$80 million with Bancomext, S.N.C.
payable in 14 semiannual installments beginning July
2002, bearing interest at LIBOR plus 7.0% per annum,
collaterized with machinery and equipment.
Outstanding amount as of December 31, 2002 was
US$74.3 million.					775,491		775,372

Bank loan for US$15 million with California Commerce
Bank payable in a lump sum and maturing in May 2004,
bearing interest LIBOR plus 3.25% per annum.
Outstanding amount as of December 31, 2001 was
US$12.5 million.					-      		145,383

Subordinated promissory note for US$24.5 million to
HG Estate maturing on December 17, 2004, bearing
interest at 10% per annum, payable semiannually.
Outstanding amount as of December 31, 2001 was
US$30.2 million.					-      		322,551

Notes payable for US$18.1 million to HG Estate
maturing in April, 2003 and December 2002, US$12.1
million bearing interest at 10.0% per annum and
US$6.0 million bearing interest at 12.5% per annum.	-      		193,429


Bank loan for US$15.4 million, with Bancomext, S.N.C.
payable in 14 semiannually installments maturating on
September 2009, bearing interest at LIBOR plus 6.5%
per annum						160,765		149,260

Other long-term debt					3,485		145,749

							1,366,843	7,543,294

Current portion of long-term debt			283,471		299,621

							$1,083,372	$7,243,673

(1) The leased machinery has been pledged as collateral.

(2) Classified as a short-term debt, see point d).

As of December 31, 2002, the maturities of the long-term debt were as follows:


	Year ended
	December 31			Amount
	2004				$232,118
	2005				216,247
	2006				174,968
	2007 and thereafter		460,039

					$1,083,372


c.	The following is an analysis of the equipment subject
to capital leases:

	                          As of December 31,

				2002		2001
Machinery and equipment		$406,279	$404,503
Less: Accumulated depreciation	(34,936)	(24,522)

				$371,343	$379,981

	As of December 31, 2002, the future minimum lease payments and the present value of the future minimum lease payments were as follows:

	Year ended
	December 31					Amount
	2003						$130,467
	2004						76,221
	2005						60,004
	2006						16,561
	2007 and thereafter				38,515
							321,768
	Less - interest					11,145

	Present value of minimum lease payments		$310,623

d.	Short-term debt reclassification

	The Yankee Bonds, Senior Notes, bank loans and financial lease agreements contain covenants, obligations and restrictions with which the Company and/or its subsidiaries must comply, mainly in respect of incurring additional debt, payment of dividends and decreases in capital stock, restrictions on transactions with related parties and the maintenance of certain financial ratios, as well as payment of interest and principal, when due. During November and December 2002, the Company did not pay interest and principal due in those months under certain bank loans. As a result of such payment defaults, the banks and bondholders had the right to accelerate the entire amount of principal and interest. Therefore, in accordance with the Statement C-9, such debt has been classified as short-term debt.

NOTE 11 - FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL TRANSACTIONS:

a. The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

As of December 31, 2002 and 2001, the carrying amount of cash and temporary investments, accounts receivable, trade accounts payable and accrued liabilities and other accounts payable approximate their fair value because of their short maturity. The net carrying value of accounts receivable represents the cash flow expected to be received by the Company.

As of December 31, 2002 and 2001, the carrying amount of short-term debt approximates its fair value due to the variable rate used in such instruments and its short-maturity term.

As of December 31, the estimated fair values of the Company's long-term debt including bonds are as follows:

						   2002			            2001

					Carrying			Carrying
					amount		Fair value	amount		Fair value
Notes classified as a short-term (1) 	$5,275,354	$1,604,606	$4,204,615	$3,923,957

Variable debt (2):
Libor plus 1.5%				        			193,843		193,843
Libor plus 7.0% notes (2)		$775,491	$	-       775,372		887,724
Financial lease agreements bearing
interest LIBOR plus 2.5% and 3.5% (2)	310,623				301,174		301,174
Libor plus 6.0% notes (2)		160,765				149,260		149,260
Libor plus 3.0% and 3.5% 						145,383		145,383
Libor plus 2.8% notes 					911,064		911,064
Libor plus 2.75% notes					113,205		113,205
Eurolibor plus 1.15% notes				-        	87,649		87,649
Notes payable				116,479		-
Subordinated promissory note bearing
interest at 10% 							322,551		322,551
Other notes bearing interest at 10% to 12% 				193,429		193,429
Other debt (2) 				3,485		-        	145,749		145,749

					$1,366,843	$-        	$7,543,294	$7,374,988


(1)	The fair value of the Notes is estimated based on quoted market prices.

(2)	As of December 2002, there are no elements for the fair value calculation,of the existing debt. Due to the current financial situation of the Company, there is no market for similar loans to be used for comparative purposes.

b.	As of December 31, 2001, the estimated fair value of the Company's financial derivatives was as follows:


			Carrying	Fair
			amount		value

Equity Swap (1)		$72,157		$72,157







(1) The Company entered into several equity swaps with respect to its American Depositary Receipts ("ADRs"). The carrying value of these contracts is as follows:

Loss from valuation of financial instruments		($71,214)
- Financial cost for period				(11,179)
- Financial cost from prior periods			(39,636)
- Accumulated financial cost paid 	 		49,872

						 	($72,157)

Balance of $72,157 as of December 31, 2001 was recorded in long-term liabilities as derivative instruments, with a corresponding adjustment to shareholders' equity and income statement. (See note 3.n)

The fair value of the equity swaps are estimated based on their quoted market price.

NOTE 12 - PENSION PLANS AND SENIORITY PREMIUMS:

a.	The valuation of labor obligations for retirement pensions and seniority premiums covers all Mexican employees. The principal financial data related to these obligations is as follows:

	                               December 31,

				2002		2001
Current benefit obligation	$179,760	$177,202
Plan assets			-       	-

Net current liability		$179,760	$177,202

Projected benefit obligation	$217,098	$211,951
Unamortized transition asset	(89,472)	(97,807)
Unamortized differences in
assumptions and experience
adjustment			(24,090)	(22,416)
Plan assets			-       	-

Projected net liability		103,536		91,728
Additional minimum liability	76,224		85,474

Labor obligations		$179,760	$177,202

Intangible pension asset-labor
obligation			74,286		83,467


Amortization period (years):
Transition asset		18.5		18.5
Experience adjustment		24		24


The net cost for the year consisted of the following:

		                             December 31,

					2002		2001
Service cost				$9,174		$9,471
Amortization of prior service cost	10,344		8,820
Financial cost for the year		9,040		10,010

					$28,558		$28,301

Prior service costs (transition liability), plan amendment costs and actuarial losses are recorded through charges to income using straight-line method over the average remaining service life over which employees are expected to receive benefits.

During 2002, due to labor contract terminations, cash severance payments were made amounting to $11,936.

The following actuarial assumptions were used to determine the present value of accumulated plan benefits for pension plans and seniority premiums (excluding inflation effects):


	                    December 31,

			2002		2001
Discount rate		5%		5%
Salary increase rate	2%		2%


b.	The subsidiaries in the U.S. have established the following employee benefit plans: a 401 (k) retirement savings plan, money purchase and defined benefit plans, health insurance plan, disability plan, and life insurance plan. For the years ended December 31, 2002 and 2001, total expenses related to these plans were US$4,389 ($45,818) and US$10,852 ($115,972), respectively.

The principal financial data and significant assumptions related to the defined benefit obligation plans related to foreign subsidiaries are as follows:


	                                    December 31,

					2002		2001
Projected benefit obligation		$-       	$520,586
Plan assets				-       	(458,134)
Unrecognized net loss			-       	(141,355)
Unrecognized prior service cost		-       	(34,005)
Additional minimum liability		-       	175,360

Net pension (asset) liability		$-       	$62,452

The net cost for the year consisted of the following:

                                              December 31,

					2002		2001
Service cost				$-       	$8,564
Interest cost				-       	36,114
Amortization of unrecognized prior
service cost				-       	2,866

					$-       	$47,544

The actuarial assumptions were used to determine the present value of accumulated plan benefits for pension plans of foreign subsidiaries as follows:

		                                        December 31,

							2002	2001
Expected long-term rate of return of plan assets	9.00%	9.00%
Weighted average discount rate for year end funded
status of all benefits costs	 			7.25%	7.25%


NOTE 13 - CONTINGENCIES AND COMMITMENTS:

The Company has the following contingencies and commitments:

I.  Contingencies:

a.	The Company is contingently liable for indemnities payable to employees in case of dismissal under certain circumstances as provided by the Mexican Federal Labor Law. As of December 31, 2002, no obligations were recognized in the financial statements.

b.	The Company may be subject to a contingent liability for additional taxes resulting from reviews of the tax returns filed by the Company, if its interpretation criteria differ from that of the Mexican tax authorities.

c.	The Company has initiated an lawsuit seeking injuctive relief against the Mexican tax authorities regarding the methodology used to determine its employee statutory profit sharing. Management does not believe that any liabilities relating to this claim are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

d.	As of the date of issuance of these financial statements, the Company has received a notice of a lawsuit initiated by Compass Income Master Fund, Inc. for failure to pay principal and interest in the amount of US$3,500 under the Euro Commercial Paper that matured February 12, 2003.

e.	 The Company has received notice of a lawsuit by HG Estate for failure to pay principal and interest in the amount of US$48,000.

II. Going Concern:

	As mentioned in Note 1.ii, there is an uncertainty about the ability of the Company to continue in operation as a going concern.

III. Gain Contingency:

	The Company filed a claim against HG Estate for fraud in connection with the acquisition of Gilman Paper Company. Currently this claim is in arbitration proceedings.

IV. Commitments:

a.	As of December 31, 2002, the Mexican subsidiaries leased certain equipment under noncancelable operating leases. Rental expense under these leases was approximately $57,439 and $74,828 for the years ended December 2002 and 2001, respectively.

	As of December 31, 2002, estimated future minimum lease payments under noncancelable operating leases were as follows:


	2003	$		36,371
	2004			15,115
	2005			11,852
	2006			8,675
	2007			8,675
	2008 and thereafter	26,694

	Total	$		107,382

b.	As of December 31, 2002, Durango McKinley Paper Company leased certain equipment under noncancelable operating leases. Rental expense under these leases was approximately $21,990 and $27,202 for the years ended December 2002 and 2001, respectively.

As of December 31, 2002, estimated future minimum lease payments under noncancelable operating leases were as follows:

	2003	US$		443
	2004			214
	2005			171
	2006			93
	2007 			34
	2008 and thereafter	-

	Total	US$		955

NOTE 14 - CAPITAL STOCK:

As of December 31, 2002, the nominal capital stock amounted $1,412,214, and the fixed minimum portion without a right to withdrawal is $699,714, represented by 46,610,100 common nominative Series "A" shares without par value. The variable portion of capital stock amounted $712,500, represented by 47,462,022 common nominative Series "A" shares without par value.

a. In Mexico, income for the year is subject to legal requirements which provide that 5% of income for each year be allocated to increasing the legal reserve, until this reserve reaches the equivalent of one-fifth of the amount of paid-in capital stock.

b.	Dividend tax regime:

	Dividends paid will be free of income tax if paid out of the Net Taxable Income Account ("CUFIN"). A 34% rate will be paid in 2003 on the amount exceeding the balance of the CUFIN by multiplying the dividend paid by a factor of 1.5152 in 2003. The applicable tax will be payable by the Company, and it may be credited against income tax that the Company is subject to in the following three fiscal years. Dividends paid will not be subject to any tax withholding.

c.	Under Mexican corporate law, the Company is not permitted to declare or pay dividends if the dividends from its subsidiaries are not received first. Additionally, the Company is not permitted to declare or pay dividends as a result of the negative covenants established in its debt instruments.




NOTE 15 - PROVISION FOR INCOME AND ASSET TAXES:

The income tax ("ISR") provision at December 31, is comprised as follows.

			2002		2001

Current ISR		($5,751)	($210,522)
Asset tax		(108,631)	(25,297)
Deferred ISR		667,294	 	267,291

			 $552,912	 $31,472

As of December 31, 2002 and 2001, the main components of the deferred income tax are as follows:

					2002		2001

Inventories	 			$98,388		($54,456)
Property, plant and equipment, net	9,706,261	12,277,843
Liability provisions			(517,007)	(469,651)
Tax loss carryforwards			(3,228,147)	(2,184,152)
Deferred assets	 			433,268	 	379,332

					6,492,763	9,948,916
Income tax rate	 			32%	 	35%

Deferred income tax			2,077,684	3,482,121

Recoverable tax on assets	 	(68,410)	(391,753)

Income tax payable	 		$2,009,274	 $3,090,368

	Of the deferred income tax recorded as of December 31, 2002, $31,342, was recorded directly to the restatement of non-monetary assets within shareholders' equity as it resulted from temporary differences generated by non-monetary items, principally inventories and property, plant and equipment.

	As of December 31, 2002, the Company had tax loss carryforwards in the approximate amount of $4,999,436, which are subject to an additional NCPI restatement and may reduce future years' taxable income for income tax purposes as shown below:


  Year of
expiration	Amount

	2004	$	235,792
	2005		604,751
	2006		221,374
	2007		158,237
	2008		129,576
	2009 and thereafter		3,649,706

		$	4,999,436

	As of December 31, 2002, the foreign subsidiaries' tax loss carryforwards amounted to $47,391.

Asset tax is calculated at a rate of 1.8% on the net value of certain assets and liabilities and is due only when the asset tax exceeds the income tax payable. The asset tax paid can be recovered over the following 10 years, if and when income taxes exceed asset tax during such years. As of December 31, 2002, the asset tax carryforwards totaled $377,374.

As a result of the amendments to the Income Tax Law approved on January 1, 2002, beginning in 2003, the income tax rate (35%) will be reduced annually to a nominal rate of 32% in 2005. Consequently, the effect of this gradual decrease in the income tax rate is estimated to reduce the deferred income tax liabilities by approximately $194,783 in 2002.

The Company is authorized by the Ministry of Finance and Public Credit to file income tax returns on a consolidated basis with some of its Mexican subsidiaries. Effective January 1, 1999, as a result of a change in the income tax law, consolidated taxable income or loss methodology changed. The most significant modifications are the following:

* Recognizing the proportional taxable income or loss of subsidiaries to the extent of taking the ownership percentage of the holding company in the subsidiaries and multiplying the amount by a factor of 0.60. Controlled companies with prior years tax loss carryforwards shall be considered at the total percentage of direct or indirect equity participation share.

* Eliminating the concept of effective control of subsidiaries. Companies in which a direct or indirect equity interest of less than 50% is held should not be included in the consolidated tax return.

* The tax losses of the Company and its subsidiaries, which originated individually, and which cannot be offset under the tax terms in effect, must be added to income or deducted from the consolidated tax loss in the year in which the rights expire.

Employee profit sharing is calculated with the ISR base, adjusted according to the ISR law.

NOTE 16 - FINANCIAL INFORMATION BY BUSINESS SEGMENTS:

Reportable segments are those that are based on the Company's method of internal reporting.

The Company is managed on a product basis and its reportable segments are as follows:

Packaging -

Manufacturing and selling of corrugated containers, and multi-wall sacks and bags.

Paper -

Manufacturing and selling of kraft and semikraft paper made of virgin pulp or recycled paper.


Other business -

Manufacturing and selling of plywood and particleboard.

Sale Prices between segments are based on market prices. Management evaluates each business segment according to its operating results.

For the years ended December 31, 2002 and 2001, the financial information by business segments is as follows:

				Operating			Additions
				Income				to property,
				before				depreciation 	Depreciation
2002		Sales to	Inter-				and		and		Operating	plant and
		third parties	segment sales	Total Sales	amortization	amortization	income		equipment
Packaging	$4,054,088	$89,934		$4,144,022	$699,030	$114,533	$584,497	$141,673
Paper		4,178,108	2,680,473	6,858,581	366,164		342,907		23,257		208,581
Other		266,009		43,825		309,834		54,212		17,989		36,223		91,112
Deductions			(2,814,232)	(2,814,232)

		$8,498,205	$-       	$8,498,205	$1,119,406	$475,429	$643,977	$441,366


2001

Packaging 	$4,646,363	$90,645		$4,737,008	$674,132	$109,691	$564,441	$412,067
Paper 	  	5,652,544       3,892,285   	9,544,829	794,524	 	365,985	 	428,539         326,717
Other 	    	233,488 	44,335		277,823         57,237         	16,612  	40,625	 	146,899
Deductions			(4,027,265)	(4,027,265)

		$10,532,395	$-      	$10,532,395	$1,525,893	$492,288	$1,033,605	$ 885,683


2000

Packaging 	$5,957,907	$93,821		$6,051,728	$870,556	$120,601	$749,955	$210,933
Paper 	  	6,408,131	4,950,502	11,358,633	1,077,350	410,101		667,249		960,903
Other 	     	555,833		57,793		613,626		83,251		33,981		49,270		9,670
Deductions 			(5,102,116)	(5,102,116)

		$12,921,871	$-       	$12,921,871	$2,031,157	$564,683	$1,466,474	$1,181,506


As of December 31, segment information related to assets and liabilities is as follows:


			Segment		Segment
			assets		liabilities
2002

Packaging 		$19,508,582	$14,713,514
Paper			17,299,822	6,568,550
Other			1,743,006	1,290,250
Deductions		(21,238,736)	(9,689,938)

			$17,312,674	$12,882,376

2001

Packaging 		$21,749,083	$12,546,430
Paper			22,452,085	8,585,588
Other			1,640,754	1,032,000
Deductions		(24,564,391)	(8,763,157)

			$21,277,531	$13,400,861
2000

Packaging 		$18,407,451	$12,471,284
Paper			33,661,532	12,802,381
Other			1,716,652	1,093,893
Deductions		(30,110,163)	(10,838,185)

			$23,675,472	$15,529,373


Geographical segment information is as follows:

					Segment
			Net		fixed
			sales		assets
2002

Mexico			$8,257,034	$12,178,153
United States		3,055,403	885,558
Eliminations		(2,814,232)

			$8,498,205	$13,063,711

2001

Mexico			$10,411,858	$12,492,604
United States 		4,147,802	3,996,380
Eliminations 		(4,027,265)

			$10,532,395	$16,488,984

2000

Mexico			$12,161,342	$13,369,846
United States 		5,862,645	4,186,460
Eliminations 		(5,102,116)

			12,921,871	$17,556,306


The financial information shown above is used by the Company's managementin its decision making-process.


NOTE 17 - SPECIAL ITEMS:

As of December 31, 2002, special items are as follows.

Loss on sale of shares of Durango Paper Company
(Note 4,b)							$116,414
Loss on allowance for doubtful accounts of Durango Paper
Company (Note 4,b)						1,335,017

Total special items						$1,451,431



NOTE 18 - EXTRAORDINARY ITEMS:

As of December 31, 2002, extraordinary items are as follows:

Severance Compania Papelera de Atenquique, S.A. de C.V. (1)	 		$157,104
Severance Ponderosa Industrial de Mexico, S.A. de C.V. (Plywood plant) (1)	11,137
Net loss on sale of certain non-strategic assets (Sky and Eastman) (2)	 	130,397

Total extraordinary items	 						$298,638

(1)	Early in 2001, the Company entered into negotiations with its unions, with the objective of canceling labor contracts still in effect after approximately 50 years regarding the operations of Compania Papelera de Atenquique, S.A. de C.V. and Ponderosa Industrial de Mexico, S.A. de C.V. After a few months of negotiations, such contracts were terminated and the number of workers was reduced.

(2)	In April and May 2001, certain non-strategic assets (the Sky and
Eastman divisions) of Durango Georgia Paper Company (a subsidiary of DPC) were sold, generating a loss as the book value under Mexican GAAP was higher than the price for which they were sold.


NOTE 19 - NEW ACCOUNTING  STANDARDS:

In November 2001, the MIPA issued revised Bulletin C-9, "Liabilities, Provisions, Contingent Assets and Liabilities and Commitments" ("Bulletin C-9"), which supersedes existing Bulletin C-9, "Liabilities" and Bulletin C-12, "Contingencies and Commitments". Bulletin C-9 establishes a methodology for valuation, presentation and disclosure of liabilities and provisions, as well as for valuation and disclosure of contingent assets and liabilities, and for disclosure of commitments. Among other things, Bulletin C-9 establishes guidelines for the recognition of liabilities and non-recognition of liabilities in the event of extinguishments, restructurings or conversion to equity. In addition, in the case of provisions, it introduces the concept of discounting long-term provisions. With respect to contingent liabilities, Bulletin C-9 states that all contingent liabilities that have a probable realization must be accounted for and disclosed in the financial statements, contingent liabilities that have a possible realization cannot be accounted for in the financial statements, but must be disclosed, and contingent liabilities that have a remote realization cannot be accounted for in the financial statements and are not required to be disclosed. Bulletin C-9 requires disclosure of committed amounts when they represent significant fixed asset additions, contracted services and goods that exceed the Company's immediate needs or if the commitment is considered a contracted obligation. The provisions of Bulletin C-9 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-9 will have on its consolidated financial statements.

In addition, in December 2001, the MIPA issued Bulletin C-8, "Intangible
Assets" ("Bulletin    C-8"), which defines intangible assets as costs
incurred and rights or privileges acquired that will generate a future economic benefit Bulletin C-8 provides a clear definition of research and development costs, requiring that only development costs may be deferred to a future period. Furthermore, Bulletin C-8 states that preoperating costs should be expensed as a period cost, unless they could be classified as development costs. Bulletin C-8 requires that intangible assets with indefinite useful lives should not be amortized, but should be evaluated for impairment annually. Goodwill and intangible assets with finite useful lives should be amortized over their useful lives. The provisions of Bulletin C-8 are required to be applied beginning on January 1, 2003, although early adoption is recommended. Management is currently evaluating the impact that the adoption of Bulletin C-8 will have on its consolidated financial statements.

NOTE 20 - SUBSEQUENT EVENTS:

On February 27, 2003, Empaques de Carton Titan, S. A. de C. V., a subsidiary, sold the assets of one of its molded division for approximately US$53,657 ($589,140), obtaining a profit of $316,057. The assets sold were as follow:

Land	 			$36,961
Building			27,652
Machinery and equipment		373,518
Inventories			18,312
Others	 			132,697

	 			$589,140

Additionally, according to the purchase agreement, Empaques de Carton Titan, S.A. de C.V. transferred to the buyer certain accounts receivable and trade accounts payable, in order to continue with the production and selling of molded products.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:    May 12, 2003	        By  /s/ Mayela Rincon de Velasco
Durango, Mexico				--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer